Identiv, Inc.

2201 Walnut Avenue, Suite 100

Fremont, California 94538

April 25, 2017

VIA EDGAR

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-0409

Attention: Ivan Griswold

RE:	Identiv, Inc.

Registration Statement on Form S-3

File No. 333-217366

Ladies and Gentlemen:

In response to the oral comment received from the staff of the Securities and Exchange Commission on April 25, 2017, in connection with the above-captioned registration statement of Identiv, Inc. (the “Company”) on Form S-3 (the “Registration Statement”), please be advised that as of April 4, 2017, there were 11,157,229 shares of the Company’s common stock outstanding. As of that date, an aggregate of 950,200 shares of common stock were held by affiliates of the Company, and 10,207,029 shares of common stock were held by non-affiliates. Based on the closing price of the Company’s common stock on The NASDAQ Capital Market of $7.55 on March 20, 2017, the Company’s public float held by non-affiliates was $77,063,068.95.

Thank you for your consideration of this matter. Should you have any questions, please call the Gabriella Lombardi of Pillsbury Winthrop Shaw Pittman LLP at 650.233.4670.

Very truly yours,

Identiv, Inc.

By:	/s/ Sandra Wallach
Sandra Wallach
Chief Financial Officer

cc:	Steven Humphreys

Stanley F. Pierson

Gabriella A. Lombardi